Exhibit 99.1

WiMi Hologram Cloud Inc. Establishes a Subsidiary to Accelerate Development of its Holographic

Vision Intelligent Robots and Fabless Semiconductor Businesses

Beijing, August 10, 2020

WiMi Hologram Cloud, Inc. (“WiMi” or “the Company”) (NASDAQ:WIMI) today announced the establishment of a wholly-owned subsidiary to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses.

The wholly-owned subsidiary of the Company, Lixin Technology Co., Ltd. (“Lixin Technology”), with an initial registered capital of RMB200 million, will focus on research, development and sales of holographic vision intelligent robots and related holographic vision technology services. Lixin Technology will also leverage its parent company’s related patents and copyrights to develop semiconductor products and sell such products to customers across the broader holographic ecosystem. Lixin Technology will focus on a new upstream business in the domestic smart product market, and research, development and sales of semiconductor chips to further enhance the Company's competitiveness.

As a fabless semiconductor company, Lixin Technology will become the latest entrant into China’s already large, well-funded domestic semiconductor industry. One of the main goals of Made in China 2025, a strategic plan issued in 2015 to promote Chinese technological manufacturers in the global marketplace, is achieving self-sufficiency, as China continues to influence the global semiconductor industry. According to a report published by Morgan Stanley on June 16, 2020, sales of China-designed chips are forecast to rise from US$18 billion in 2019 to US$48 billion in 2025, with Chinese semiconductor companies meeting 40% of domestic demand by 2025.

Lixin Technology will be based in the Hainan province of China and will be able to benefit from favorable tax status and government support of the fast growing semiconductor industry, industrial and automation technologies and applications of intelligent vision and holographic vision. The Company anticipates its new subsidiary will help develop its fabless semiconductor business by integrating IC design enterprises with its extensive proprietary technologies. The investment and establishment of Lixin Technology is in line with the Company’s optimization of its supply chain management, cost reductions and competitiveness, and the Company’s ongoing efforts to bolster its innovation, design and technical capabilities.

At present, the businesses of many global technology leaders, including Qualcomm, MediaTek, and Nvidia, involve ecological systems such as artificial intelligence, 5G, and the Internet of Things. Therefore, the demand for upstream suppliers is no longer limited to the supply of electronic components or products. It also requires market participants to possess technical service capabilities, comprehensive solution provision capabilities, and one-stop value-added service capabilities.

With the increasing demand of semiconductor application solutions related to holographic 3D vision, the Company will provide corresponding semiconductor solutions to meet the market demand of holographic 3D vision based on its application demand, in order to realize the purpose of promoting the application and popularization of holographic 3D vision technology in the semiconductor industry.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For investor and media inquiries, please contact:

pr@wimiar.com